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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   W&G ACQUISITION CORPORATION
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   (Last)               (First)                 (Middle)

    c/0 The Corporation Trust Incorporated
--------------------------------------------------------------------------------
                                    (Street)

    32 South Street
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   (City)               (State)                 (Zip)

    Baltimore            Maryland                21202
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2. Date of Event Requiring Statement (Month/Day/Year)

   7/2/97

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   DUTY FREE INTERNATIONAL, INC.
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)
================================================================================
7. Individual or Joint/Group Filing (Check applicable Line)
    __ Form filed by One Reporting Person
    __ Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock, par value $.01          8,626,073                    D                 On July 2, 1997, W&G Acquisition Corpor-
   per share                                                                            tion (the "Purchaser") and BAA plc
                                                                                        ("Parent") entered into a Shareholders
                                                                                        Agreement (the "Shareholders Agreement")
                                                                                        with certain shareholders (the "Selling
                                                                                        Shareholders") of Duty Free International,
                                                                                        Inc. (the "Company"), pursuant to which,
                                                                                        upon the terms set forth therein, the
                                                                                        Selling Shareholders have agreed to
                                                                                        tender, in accordance with the terms of
                                                                                        the tender offer described in BAA plc's
                                                                                        Schedule 14d-1 dated July 9, 1997 (the
                                                                                        "Offer"), all of the shares of common
                                                                                        stock, par value $.01 per share (the
                                                                                        "Shares") of the Company, owned (bene-
                                                                                        ficially or of record) by the Selling
                                                                                        Shareholders.  As of July 2, 1997, the
                                                                                        Selling Shareholders owned (either
                                                                                        beneficially or of record), excluding
                                                                                        Shares issuable upon the exercise of
                                                                                        stock options, 8,626,073 Shares.
-----------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reportng person, see Instruction
  5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      7. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:



      /s/ J. Russell S. Walls                                   7/11/97
    -----------------------------                             -----------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.